January 9, 2008

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	K•Swiss Inc. Response to Comment Letter Dated December 27, 2007
File No. 000-18490

Dear Mr. Reynolds:

On behalf of K•Swiss Inc. (“we” and the “Company”), below is our response to your letter dated December 27, 2007, regarding the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2007.

Schedule 14A

Executive Compensation, page 11

1.	It appears that you have benchmarked different elements of your compensation against different benchmarking groups. In future filings, please identify the companies that comprise each group if material. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

In future filings, the Company will, where applicable, identify the companies that comprise the benching groups that may be used in compensation in accordance with Item 402(b)(2)(xiv) of Regulation S-K. In addition, where applicable, the disclosure will include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation falls outside a targeted percentile range, the Company will, in future filings, include an explanation of the reasons for this.

Schedule 14A

Executive Compensation, page 11

2.	We note your disclosure that, “The EVA Incentive Program is a formula driven incentive plan that is based on two factors: (1) a bonus Target … and (2) a Financial Performance Factor ….” We further note that you have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In future filings, the Company will, where applicable and with as much detail as necessary without providing information that poses a reasonable risk of competitive harm, identify the specific performance targets necessary for executive officers to earn their incentive bonuses (or provide a supplemental analysis as to why it is appropriate to omit these targets in accordance with Instruction 4 of Item 402(b) of Regulation S-K).

Closing Comments:

The Company is of the understanding that the Staff is not requiring the Company to file amendments to its annual report on Form 10-K for the year ended December 31, 2006 (or to any other previously filed report). Accordingly, this letter has been filed as a correspondence file on EDGAR. In addition, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K referenced above, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K referenced above and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (818) 706-5100.

Sincerely,

/s/ Steven Nichols
Steven Nichols
President and Chief Executive Officer